Filed by Aixtron Aktiengesellschaft pursuant to

Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Company: Genus, Inc.

Subject Company’s Exchange Act File No.: 0-17139

AIXTRON Press Release

AIXTRON Announces Second Quarter 2004 Financial Results

— Robust Sales Drive Revenues Up 35 Percent Quarter On Quarter —

— Order Intake Increases 23 Percent Sequentially —

— Proposed Merger With Genus On Track —

Aachen, Germany—August 4, 2004—AIXTRON AG (FSE: AIX; ISIN DE0005066203), a leading provider of equipment for compound semiconductor epitaxy, today announced financial results for the second quarter of 2004, ended June 30, 2004.

Total revenues rose by 35 percent sequentially, from Euro 25.4 million in the first quarter of 2004 to Euro 34.2 million in the second quarter of 2004. Year over year, total revenues in the second quarter of 2004 increased by 53 percent, from Euro 22.3 million in the second quarter of 2003.

The total value of equipment orders received rose by 23 percent quarter over quarter, from Euro 30.1 million in the first quarter of 2004 to Euro 36.9 million in the second quarter of 2004, marking the fifth consecutive quarterly increase in order intake. The equipment order backlog as of June 30, 2004 was Euro 73.6 million, as compared to Euro 66.5 million as of March 31, 2004, a sequential increase of 11 percent.

Driven by robust sales, net income totaled Euro 0.5 million in the second quarter of 2004, representing a net income per share of Euro 0.01. This compares to a net income of Euro 0.1 million in the first quarter of 2004, representing a net result per share of Euro 0.00, and compares to a net loss of Euro 8.3 million in the second quarter of 2003, representing a net loss per share of Euro 0.13.

As of June 30, 2004, cash and cash equivalents amounted to Euro 48.7 million, as compared to Euro 49.8 million as of June 30, 2003 and Euro 45.3 million as of December 31, 2003. As of June 30, 2004, the Company recorded no bank liabilities. The equity ratio as of June 30, 2004 was 73 percent, compared to 80 percent as of June 30, 2003 and 79 percent as of December 31, 2003.

Operational Highlights for the Second Quarter of 2004

•	15 percent of total revenues in the second quarter of 2004 was generated in the United States, 82 percent in Asia, and 3 percent in Europe. The comparable numbers for the first quarter of 2004 and the second quarter of 2003, respectively, were 13 percent and 15 percent in the United States; 74 percent and 75 percent in Asia; and 13 percent and 10 percent in Europe.

•	The sale of MOCVD equipment (equipment for Metal Organic Vapor Deposition) generated 83 percent of consolidated total revenues in the second quarter of 2004, as compared to 77 percent in the first quarter of 2004, and 77 percent in the second quarter of 2003. The remaining revenues were provided by spare parts sales and service.

•	Customers placing orders in the second quarter of 2004 included AET, Arima, Blue Photonics, Epistar, LUMILEDS, NEDI/Inst. #55, and UEC.

•	Research and development (R&D) expenses in the second quarter of 2004 were Euro 4.1 million, as compared to Euro 4.4 million in the first quarter of 2004 and Euro 3.8 million in the second quarter of 2003. AIXTRON’s R&D activities were largely focused on the development of the OVPD® and Tricent® technologies and confirm AIXTRON’s commitment to invest in leading future technology.

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•	As of June 30, 2004, the number of employees in the AIXTRON Group was 411. This compares to 395 employees as of March 31, 2004 and 400 as of June 30, 2003.

•	At the end of the second quarter of 2004, AIXTRON AG acquired the remaining 10 percent of shares in its Japanese subsidiary AIXTRON KK, formerly held by AIXTRON’s local distributor Moritani. Effective June 30, 2004, AIXTRON KK became a fully-owned subsidiary of AIXTRON AG.

Proposed Merger with Genus, Inc.

On July 2, 2004, the Company and Genus, Inc. (NASDAQ: GGNS), Sunnyvale, California, both specialized equipment suppliers for the semiconductor industry, announced their intention to merge their businesses. The merger of the two companies, with market leading positions in their respective market segments, is expected to create one of the world’s premier suppliers of advanced deposition equipment. AIXTRON is the leading supplier of MOCVD products (Metal Organic Chemical Vapor Deposition) for the production of ultra-high brightness light emitting diodes, high frequency chips and lasers. Genus is a leading supplier of ALD (Atomic Layer Deposition) technology, which is required in the production of advanced semiconductors and hard disk drives.

AIXTRON intends to exchange all Genus shares for American Depositary Receipts (ADRs) in a stock-for-stock transaction. Genus shareholders will receive 0.51 ADR of AIXTRON in exchange for each Genus common share. Each AIXTRON ADR will represent one AIXTRON common share. AIXTRON will seek quotation of its ADRs on NASDAQ National Market.

Following the completion of the transaction, AIXTRON’s shareholders are expected to hold approximately 74 percent and Genus’ shareholders are expected to hold approximately 26 percent of the merged company.

Management Review

Paul Hyland, Chief Executive Officer at AIXTRON, commented: “In the second quarter of 2004, we saw market optimism in the compound semiconductor manufacturing industry continue, driven by increasing demand in a number of end user markets. AIXTRON, as a leading provider of equipment for compound semiconductor epitaxy, was able to benefit from such customer demand, reflected in a sequential second quarter 2004 increase in sales revenues of 35 percent and in order intake of 23 percent, and resulting in a net income of Euro 0.5 million for the second quarter of 2004. These numbers are in line with our guidance given on July 2, 2004, and we consequently re-iterate our full-year 2004 guidance on total revenue in the range of Euro 130 million to Euro 140 million, with net income in the range of Euro 2 million to Euro 5 million (excluding merger-related expenses).”

Hyland continued: “Against the background of a strong second quarter of 2004, we are pleased with the progress we are making in the proposed merger with Genus, Inc., announced on July 2, 2004. Both companies have more than 20 years of experience in the semiconductor equipment business and are an ideal fit. The semiconductor industry increasingly requires new complex material solutions which AIXTRON and Genus jointly offer. The combined company will leverage AIXTRON’s know-how in complex material deposition and Genus’ strength in new semiconductor deposition technologies for such materials. We are thereby well positioned for the next investment cycle in the semiconductor industry, and to benefit from a strong position in this global industry, enabling further AIXTRON growth.”

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Business Outlook

Due to the positive business development in the first half of 2004, the Company forecasts total revenues for 2004 will be in the range of Euro 130 million to Euro 140 million, with net income in the range of Euro 2 million to Euro 5 million (excluding merger-related expenses).

About AIXTRON

AIXTRON AG (FSE: AIX; lSlN DE0005066203) is a leading provider of equipment for compound semiconductor epitaxy. The Company’s products are used by a diverse range of customers worldwide to manufacture advanced semiconductor components such as HBTs, PHEMTs, MESFETs, Lasers, LEDs, Detectors, and VCSELs used in fiber optic communication systems, wireless and mobile telephony applications, optical storage devices, illumination, signaling and lighting, as well as a range of other leading-edge technologies. AIXTRON AG’s securities are listed in the Prime Standard market segment of the Frankfurt Stock Exchange and are included both in the TecDAX index and the MSCl World Index. More information about AIXTRON can be found on the Web at www.aixtron.com.

Contact:

Investor Relations and Corporate Communications:

T: +49-241-8909-444

F: +49-241-8909-445

invest@aixtron.com

Forward-Looking Statements

This news release may contain forward-looking statements about the business, financial condition, results of operations and earnings outlook of AIXTRON within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as “may,” “will,” “expect,” “anticipate,” “contemplate,” “intend,” “plans,” “believe,” “continue” and “estimate,” and variations of these words and similar expressions, identify these forward-looking statements. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. In any forward-looking statement in which AIXTRON expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. Actual operating results may differ materially from such forward-looking statements and are subject to certain risks, including risks arising from: actual customer orders received by AIXTRON; the extent to which metal-organic chemical vapor deposition, or MOCVD, technology is demanded by the market place; the timing of final acceptance of products by customers; the financial climate and accessibility of financing; general conditions in the thin film equipment market and in the macro-economy; cancellations, rescheduling or delays in product shipments; manufacturing capacity constraints; lengthy sales and qualification cycles; difficulties in the production process; changes in semiconductor industry growth; increased competition; exchange rate fluctuations; availability of government funding; variability and availability of interest rates; delays in developing and commercializing new products; general economic conditions being less favorable than expected; and other factors. The forward-looking statements contained in this news release are made as of the date hereof and AIXTRON does not assume any obligation to (and expressly disclaims any such obligation to) update the reasons why actual results could differ materially from those projected in the forward-looking statements. Any reference to the Internet website of AIXTRON is not an incorporation by reference of such information in this news release, and you should not interpret such a reference as an incorporation by reference of such information.

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Additional Information

AIXTRON entered into a definitive merger agreement with Genus, Inc. on July 1, 2004. AIXTRON plans to file a registration statement on Form F-4 with the U.S. Securities and Exchange Commission, or SEC, which will include a prospectus of AIXTRON and a proxy statement of Genus. Investors and security holders are urged to read the proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information, when it becomes available, because it will contain important information. The proxy statement/prospectus will be filed with the SEC by AIXTRON. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when it becomes available) and other documents filed by AIXTRON with the SEC at the SEC’s website at www.sec.gov. The proxy statement/prospectus (when it is available) and these other documents may also be obtained for free from AIXTRON by directing a request to AIXTRON Investor Relations at Kackertstr.15-17, 52072 Aachen, +39 241 8909 444.

Certain Participants

AIXTRON and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Genus in connection with the merger. Information regarding the special interests of these directors and executive officers in the merger will be included in the proxy statement/prospectus described above.

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Consolidated Balance Sheet — US-GAAP
millions of €	2004	2003
	June 30*	June 30*	Dec. 31
Assets
Cash and cash equivalents	48.7	49.8	45.3
Short-term investments	—	—	—
Accounts receivable — net	21.9	11.1	15.2
Raw Materials and supplies	10.6	10.5	10.7
Work in progress	22.4	17.2	15.6
Finished goods	2.9	—	2.3
Other current assets	7.2	8.2	7.2
Deferred income taxes — net	2.1	7.1	1.5
Total current assets	115.8	103.9	97.8

Property, plant and equipment — net	41.9	44.8	43.3
lntangible assets	4.3	5.0	4.6
Goodwill	12.5	16.1	11.7
Financial investments	—	0.1	—
Long-term receivables	—	—	1.1
Other assets	0.4	0.3	0.3
Deterred income taxes — net	4.8	0.5	6.1
Total assets	179.7	170.7	164.9

Liabilities & shareholders’ equity
Accounts payable to banks	—	—	—
Accounts payable	9.8	6.2	9.7
Advance payments from customers	19.2	14.3	13.1
Other current liabilities	5.5	5.0	1.4
Accruals	12.1	7.6	7.0
Convertible bonds	—	—	—
Deferred income taxes — net	0.6	0.2	1.6
Total current liabilities	47.2	33.3	32.8

Other liabilities	0.2	0.1	0.1
Accrued pension plan	0.8	0.7	0.8
Total liabilities	48.2	34.1	33.7
Minority interests	—	0.2	0.2

Subscribed capital	64.8	64.8	64.8
Additional paid in capital	27.6	27.5	27.6
Retained earnings	40.1	46.0	39.5
Accumulated other comprehensive income:
Foreign currency translation adjustments — net of tax	(1.6)	(1.9)	(2.4)
Changes in value of f/x currency contracts for cash flow hedge	0.6	—	1.5
Total shareholders’ equity	131.5	136.4	131.0

Total liabilities and shareholders’ equity	179.7	170.7	164.9

* unaudited

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Consolidated Statement of Income—US-GAAP

millions of €, except per share amounts

	Q2*		Q1-2*
	2004	2003	2004	2003

Revenues	34.2	22.3	59.6	41.0
Costs	22.3	26.6	38.7	41.0

Gross margin	11.9	(4.3)	20.9	—

Operating expenses
Selling expenses	4.5	4.2	8.5	8.4
General and administrative	3.3	2.9	5.9	6.1
Research and development	4.1	3.8	8.5	7.2
Other operating income	1.1	1.3	3.4	1.4
Other operating expenses	(0.2)	—	0.2	0.7
Goodwill amortization	—	—	—	—
Total operating expenses	10.6	9.6	19.7	21.0

Operating income	1.3	(13.9)	1.2	(21.0)

Interest income	0.2	0.3	0.4	0.7
Interest expenses	—	—	—	—

Income before income taxes	1.5	(13.6)	1.6	(20.3)

Provision for income taxes	1.0	(5.3)	1.0	(7.5)

Minority interests	—	—	—	0.1

Net income	0.5	(8.3)	0.6	(12.7)

Earnings per common share
Earnings per common share—basic	0.01	(0.13)	0.01	(0.20)
Earnings per common share—diluted	0.01	(0.13)	0.01	(0.20)
No. of shares: at June 30, 2004
Basic: 64,831,512
Diluted: 65,063,592

* unaudited

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Consolidated Statement of Cash Flows — US-GAAP

millions of €

	Q2*		Q1-2*
	2004	2003	2004	2003
Operating Activities
Net income	0.5	(8.3)	0.6	(12.7)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Accrual stock option expense	—	—	—	—
Goodwill amortization	—	—	—	—
Depreciation and amortization	1.6	1.4	3.0	2.7
Result from the disposal of property, plant and equipment	—	—	—	—
Deferred income taxes	0.5	(6.2)	(0.3)	(7.8)
Changes in accounts receivable — net	(3.0)	1.9	(5.6)	8.8
Changes in inventories	(2.7)	13.1	(7.3)	13.4
Changes in payables	(0.5)	(1.2)	0.1	(1.8)
Advanced payments from customers	(0.5)	(2.4)	6.1	(2.4)
Changes in accruals	3.3	0.8	5.1	(1.8)
Changes in other operating assets and liabilities	3.4	(2.9)	2.8	(2.8)
Net cash provided by operating activities	2.6	(3.8)	4.5	(4.4)

Investing Activities
Investing activities — net (intangible assets)	(0.1)	—	(0.1)	—
Investing activities — net (fixed assets)	(0.9)	(1.8)	(1.1)	(2.0)
Investing activities — net (financial assets)	—	(0.1)	—	(0.1)
Deinvesting activities — net (financial assets)	0.1	—	0.1	—
Net cash used in investing activities	(0.9)	(1.9)	(1.1)	(2.1)

Financing Activities
lssuance of common stock	—	—	—	—
Dividends paid	—	(5.2)	—	(5.2)
Purchase of minority interest	(0.2)	—	(0.2)	—
Bank loan	—	—	—	—
Net cash provided by (used in) financing activities	(0.2)	(5.2)	(0.2)	(5.2)

Effect of exchange rate changes on cash and cash equivalents	0.1	(0.5)	0.2	(0.8)

Net changes in cash and cash equivalents	1.6	(11.4)	3.4	(12.5)

Cash and cash equivalents at beginning of period	47.1	61.2	45.3	62.3
Cash and cash equivalents at end of period	48.7	49.8	48.7	49.8

*unaudited

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Consolidated Statement of Changes in Shareholders’ Equity — US-GAAP

millions of €

	Number of Shares	Common Stock	Add. Paid-in C.	Retained Earnings	Total other Changes of Equity	Total Equity
Balance at December 31st, 2002	64,831,512	64.8	27.5	63.9	(0.5)	155.7

Net income				(19.2)		(19.2)
Dividends				(5.2)		(5.2)
Translation adjustments					(1.9)	(1.9)
Change in value of f/x currency contracts					1.5	1.5
Accrual stock option expense			0.1			0.1
Increase in share capital out of retained earnings						—
Capital increase from contingent capital						—
Balance at December 31st, 2003	64,831,512	64.8	27.6	39.5	(0.9)	131.0

Net income				0.6		0.6
Dividends						—
Translation adjustments					0.7	0.7
Change in value of f/x currency contracts					(0.8)	(0.8)
Accrual stock option expense						—
Increase in share capital out of retained earnings						—
Capital increase from contingent capital						—
Balance at June 30th, 2004	64,831,512	64.8	27.6	40.1	(1.0)	131.5

The disclosures in this six-month report are in accordance with United States Generally Accepted Accounting Principles (US-GAAP).

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